Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended
	March 31,
	2011	2010

Net income applicable to common stock	$(7,893)	$17,045

Average number of common shares outstanding	15,739	16,641

Net income per share — Basic	$(0.50)	$1.02

Average number of common shares outstanding	15,739	16,641
Add: Assumed exercise of stock options and vesting of stock grants	—	338

Common and common equivalent shares outstanding	15,739	16,979

Net income per share — Diluted	$(0.50)	$1.00